July 3, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	GeoVera Insurance Holdings, Ltd.

Withdrawal of Registration Statement on Form S-1 (File No. 333-141563)

and Registration Statement on Form 8-A (File No. 001-33512)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GeoVera Insurance Holdings, Ltd. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-141563), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 26, 2007.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The initial public offering would have been a discretionary financing for the Registrant. The terms currently obtainable in the public marketplace are not sufficiently attractive to the Registrant to warrant proceeding with the public offering.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. In addition, the Registrant requests that the Commission consent to the withdrawal of the Registrant’s registration statement on Form 8-A (File No. 001-33512), filed with the Commission on June 5, 2007, with such application to be approved effective as of the date hereof or at the earliest practicable date hereafter.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at GeoVera Holdings, Inc., 4820 Business Center Drive, Fairfield, CA 94534, with copies to the Company’s counsel, Tracy K. Edmonson of Latham & Watkins LLP (505 Montgomery Street, Suite 2000, San Francisco, CA 94111, facsimile number (415) 395-8095) and Peter J. Gordon of Simpson Thacher & Bartlett LLP (425 Lexington Avenue, New York, NY 10017, facsimile number (212) 455-2502).

If you have any questions with respect to this matter, please contact Tracy K. Edmonson of Latham & Watkins LLP at (415) 395-8010.

Sincerely, GEOVERA INSURANCE HOLDINGS, LTD.

/s/ Michael Zukerman
Michael Zukerman Senior Vice President and General Counsel